

Mail Stop 3561

February 25, 2008

C.J. Eiras, President and CEO
Liquor Group Wholesale, Inc.
4600 Touchton Road
Building 100, Suite 150
Jacksonville, FL 32246

**Re: Liquor Group Wholesale, Inc.
          Amendment No. 1 to Registration Statement on
          Form SB-2
          Filed February 1, 2008
          File No. 333-147526**

Dear Mr. Eiras:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our dated December 21, 2007 and we reissue in part our prior comment. As of December 31, 2007, the company had 9,512,851 outstanding shares of common stock. We note that there are shares being offered in this registration statement by Messrs. Eiras (Christopher J.), Newman, Dodge, Erias (Jan P.), and Rosen, all affiliates of the company. Generally, we view resale transactions by parties related to the issuer of such

Mr. C.J. Eiras
Liquor Group Wholesale, Inc.
February 25, 2008
Page 2

amounts as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by this affiliate is not permissible. Your offering should be revised to price the shares being offered by the affiliate for the duration of the offering and the affiliate should be named as an underwriter throughout the prospectus. Please revise your prospectus in all appropriate places accordingly.

2.	Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers . The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008. Accordingly, any amendments to the Form SB-2 filed by you on or after February 4, 2008 will need to be filed on Form S-1. Until August 4, 2008, you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

Prospectus Summary, page 2

3.	We note your response to comment six of our letter dated December 21, 2007 and we reissue our prior comment. Given the company's recent poor financial position, it seems that summary financial information would be a significant aspect of the offering and important to investors. See Item 503(a) of Regulation S-B. Please provide a summary financial table or advise.

Risk Factors, page 3

4.	We note your response to comment eight from our previous letter and we reissue in part our prior comment. We note that the company has a significant amount in accounts payable. Please include a risk factor regarding the company's ability to meet its obligations or advise.

5.	We note your response to comment 13 of our previous letter. Please include a risk factor discussing the senior rights that preferred stockholders have to common stockholders, e.g. dividends. In doing so, you may choose to discuss past dividend history and any current plans regarding dividends.

Management's Discussion and Analysis and Plan of Operation, page 8

6.   We note your response to comment 22 of our previous letter and we reissue in
        part our prior comment. We note that the company has a significant amount in
        accounts payable. We believe your MD&A section could benefit from expanded
        "Overview" sections that offer investors an introductory understanding of the
        company and the matters with which management is concerned primarily in
        evaluating the company's financial condition and operating results. A good
        introduction, accordingly, might include insight into material opportunities,
        challenges, risks, and material trends and uncertainties. To the extent known,
        provide insight into challenges, risks and opportunities of which management is
        aware and discuss any actions being taken to address the same. For a more
        detailed discussion of what is expected in both this subheading and the MD&A
        section in general, please refer to: <http://www.sec.gov/rules/interp/33-
        8350.htm>. See also, Item 303 of Regulation S-K.

7.   Please identify any known trend or any known demands, commitments, events or
        uncertainties that are reasonably likely to result in the registrant's liquidity
        increasing or decreasing in any material way. See Item 303(b)(1)(iv) of
        Regulation S-B.

Financial Statements, page F-1

8.   Please note the financial statement updating requirements of Item 310(g) of
        Regulation S-B.

Notes to the Financial Statements For the Three and Nine Months Ended September 30,
2007

Note 1 – Summary of Significant Accounting Policies, page F-23

9.   We note your response to prior comment 58 of our letter dated December 21,
        2007 and your revised disclosures at Note 1 indicating the transaction with Liquor
        Group Wholesale was deemed to be a continuation of the plan to emerge from
        bankruptcy. Further, you indicate that Liquor Group Wholesale has adopted
        fresh-start accounting pursuant to SOP 90-7 for financial reporting purposes. In
        order for you to apply fresh-start accounting, the requirements of paragraph 36 of
        SOP 90-7 must have been met at the confirmation date and a specific plan to
        acquire Liquor Group Wholesale should have been included in the 2003
        Reorganization Plan that was confirmed by creditors and confirmed by the
        Bankruptcy Court. Since you disclose on page 2 that the success of your
        bankruptcy plan depended on commissions to be received from the sale of olive
        oil products, it does not appear to the staff that the transaction with Liquor Group
        Wholesale can be deemed a continuation of the plan to emerge from bankruptcy

for purposes of applying SOP 90-7. Accordingly, please revise the financial statements and notes thereto to eliminate all references to and the effect of SOP 90-7.

10.   Please tell us how you analyzed each element of paragraph 17 of SFAS 141 in reaching the apparent conclusion that you were the accounting acquirer in the August transaction between you, as a shell company, and Liquor Group Wholesale. When you discuss the relative voting rights as contemplated by paragraph 17a of SFAS 141, please address how the voting rights of the preferred stock issued to the former shareholders of Liquor Group Wholesale affected your conclusions.

11.   Please identify and tell us how you analyzed the specific literature you relied upon in concluding that the transaction between Liquor Group Wholesale and Liquor Group Holdings required no recognition in the financial statements of the former entity, now the registrant. If you concluded the accounting requirements of FIN 46(R) or EITF 97-2 did not apply, please explain the basis for your conclusions in sufficient detail.

Exhibits

12.   We note your response to comment 63 of our previous letter. In the business section, please discuss the principal terms of each material agreement.

13.   We note your response to comment 65 of our previous letter. Please file your revised legality opinion.

14.   Please refile the exhibits so that the exhibit numbers are displayed properly in EDGAR. For example, but without limitation, your prospectus lists exhibits 3.1, 3.2, and 3.3. However, EDGAR displays three separate exhibits named "EX-3."

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: William T. Hart, Esq.
        Fax (303) 839-5414